September 24, 2024

MP Vijay Kumar
Chief Financial Officer
Sify Technologies Ltd.
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600113 India

       Re: Sify Technologies Ltd.
           Form 20-F for the Fiscal Year Ended March 31, 2024
           Response dated August 26, 2024
           File No. 000-27663
Dear MP Vijay Kumar:

       We have reviewed your August 26, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2024 letter.

Response dated August 26, 2024
Financial Statements
Note 16A. Fully Paid Compulsorily Convertible debentures, page 155

1. Please refer to your response to comment 4. We note that paragraph 32 of IAS 32 states that the equity component is the residual amount after deducting the fair value of the liability component. We also note that the coupon rate is 6%, which you state is in line with the market rate of instruments issued without an associated equity component and therefore the fair value of the liability would equal the fair value of the compound financial instrument and should entirely be classified as a liability. Please provide an analysis of the fair value of the liability component of the compound financial instrument following the guidance in IAS 32 IE Example 9 in the IFRS Practice Statements and
       revise your financial statements accordingly.
 September 24, 2024
Page 2

Note 31. Contingencies
Put option, page 169

2. Please provide proposed disclosure revisions for the detailed description of the terms of the put option agreement related to contract breaches and conditions for conversion.
Other, page 171

3. Please tell us the basis for your belief that the Service Tax contingency amount of 64.6 million rupees paid to date "under protest" to continue the proceeding with the relevant authorities meets the criteria for asset recognition under IAS 37. Based on the disclosure provided, the amount appears to be a contingent asset that should be disclosed and not recognized as an asset pursuant to IAS 37 paragraphs 31-35. Please revise or advise.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology